

March 1, 2022

Bruce Felt
Chief Financial Officer
Domo, Inc.
772 East Utah Valley Drive
American Fork, UT 84003

> **Re: Domo, Inc.**
> **Form 10-K for the annual period ended January 31, 2021**
> **Filed April 1, 2021**
> **Form 10-Q for the quarterly period ended October 31, 2021**
> **Filed December 10, 2021**
> **Form 8-K furnished on December 2, 2021**
> **File No. 001-38553**

Dear Mr. Felt:

We have reviewed your January 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2021 letter.

Form 8-K Furnished on December 2, 2021

Exhibit 99.1, page 9

1. We note your response to prior comment 4. Revise to remove the adjustment for the proceeds from shares issued in connection with employee stock purchase plans from the adjusted net cash provided by (used in) operating activities non-GAAP measure. In this regard, we note that your presentation is not consistent with your GAAP operating cash flows and appears to substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

2. Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to adjusted free cash flow or something similar. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology